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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No 15)

                      BLACKROCK ADVANTAGE TERM TRUST, INC.
                                      (BAT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09247A101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 6, 1999
             (Date of Event which Requires Filing of this Statement)

  If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 4 pages)
                             There are no exhibits.


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CUSIP No. 092474101            SCHEDULE 13D                    Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D.: #16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              883,350
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              883,350
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     883,350

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row 11

     9.29%

14.  Type of Reporting Person*

     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1     Security and Issuer
           Common Stock
           Blackrock Advantage Term Trust, Inc.
           Blackrock Financial Management  L. P.
           345 Park Ave.
           31 St. floor
           New York, New York 10154
ITEM 2     Identity and Background
           a) Karpus Management, Inc. d/b/a Karpus Investment Management
              ("KIM")
              George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
              Sophie Karpus, Director
           b) 14 Tobey Village Office park
              Pittsford, New York 14534
           c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
           d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
              Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding
              traffic violations).
           e) During the last five years non-of the principals or KIM has been a party to a civil proceeding as a result of
              which any of them is subject to a judgment, decree or
              final order enjoining future violations of or prohibiting
              or mandating activities subject to, federal or state
              securities laws or finding any violation with respect to
              such laws.
           f) Each of the Principals is a United States citizen.
               KIM is a New York corporation.
ITEM 3     Source and Amount of Funds or Other Considerations
           KIM, an independent investment advisor, has accumulated shares of BAT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such
           Accounts.
ITEM 4     Purpose of Transaction
           KIM has purchased Shares for investment purposes. Being
           primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BAT fit the
           investment guidelines for various Accounts. Shares have been acquired since February 8, 1995.
ITEM 5     Interest in Securities of the Issuer
           a) As of the date of this Report, KIM owns 883,350 shares, which
              represents 9.29% of the outstanding Shares.   George W. Karpus,
              (President of KIM) presently owns 3,000 shares purchased on February 27, 1997 at a price of $8.625 per share. Karpus Investment Management Profit Sharing Plan owns 1,000 shares purchased on June 9, 1995 at a


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              price of $8.625 per share. None of the other Principals
              presently owns shares.
           b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
           c) The first open market purchase occurred on February 8, 1995 as previously reported. Open market purchases for the last 60 days for the Accounts. There have no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.


        Date     Shares   Price Per              Date     Shares    Price Per
                              Share                                     Share
     3/11/99       1000      9.6875            4/6/99       1500         9.75
     3/15/99       3500       9.625            4/7/99      25650       9.6875
     3/18/99      12200      9.6875            4/8/99      12000         9.75
     3/19/99        600        9.75            4/8/99       1400       9.6875
     3/22/99        500        9.75            4/9/99      -1000       9.6875
     3/23/99       2800        9.75            4/9/99       1000       9.6875
     3/24/99        500        9.75           4/13/99       1000       9.6875
     3/25/99      -1000       9.812           4/13/99       4000         9.75
     3/25/99        600        9.75           4/14/99       2700         9.75
     3/26/99       -500       9.812           4/15/99        500         9.75
     3/29/99       -500        9.75           4/16/99       1500         9.75
     3/30/99      -1500        9.75           4/19/99      10600         9.75
                                              4/20/99       2500         9.75
                                              4/21/99        400         9.75
                                              4/22/99       1600         9.75
                                              4/23/99      -5000         9.75
                                              4/26/99       3300         9.75

* Shares from 04-23-99 were transferred out of our client's account.

              The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell. None of the Accounts has an interest in shares constituting more than 5% of the Shares.
ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
              Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any person with respect to any of BAT securities.
ITEM 7        Materials to be Filed as Exhibits
     Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          Karpus Management, Inc.

May 6, 1999                              By: /s/ George W. Karpus
-----------                                 ----------------------------------
   Date                                                Signature
                                               George W. Karpus, President
                                               ---------------------------
                                                      Name/Title